FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: August 31, 2015

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	KYOCERA Corporation Announces Result of Tender Offer for Share Certificates, Etc. of Nihon Inter Electronics Corporation (Code Number: 6974)

August 29, 2015

To All Persons Concerned,

Name of Company:	KYOCERA Corporation
Name of Representative:	Goro Yamaguchi, President and Representative Director
(Code Number: 6971, The First Section of the Tokyo Stock Exchange)
Person of Inquiry:	Shoichi Aoki,
Director, Managing Executive Officer and General Manager of
Corporate Financial and Accounting Group
Tel: +81-75-604-3500

KYOCERA Corporation Announces Result of

Tender Offer for Share Certificates, Etc. of Nihon Inter Electronics Corporation

(Code Number: 6974)

KYOCERA Corporation (the “Offeror”) announced that it has resolved, at the meeting of its board of directors held on July 30, 2015, to acquire shares of common stock of Nihon Inter Electronics Corporation (the “Target”) (Code Number: 6974, the Second Section of the Tokyo Stock Exchange), shares of Class A Preferred Stock, issued under the meeting of the board of directors of the Target, held on June 10, 2010, and the resolution of the 59th annual shareholders meeting of the Target, held on June 30, 2010 (the “Preferred Shares”), Stock Acquisition Rights No. 2, issued under the resolution of the 63rd annual shareholders meeting of the Target, held on June 27, 2014, and the meeting of the board of directors of the Target, held on the same date (the “Stock Acquisition Rights No. 2”), and Stock Acquisition Rights No. 3, issued under the resolution of the 64th annual shareholders meeting of the Target, held on June 26, 2015, and the meeting of the board of directors of the Target, held on the same date (the “Stock Acquisition Rights No. 3”; collectively, together with Stock Acquisition Rights No. 2, the “Stock Acquisition Rights”), by way of a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “Act”). The Offeror made the Tender Offer from July 31, 2015 and completed the Tender Offer on August 28, 2015 as set forth below.

1.        Outline of Tender Offer

(1)      Name and address of the Offeror

Name          KYOCERA Corporation

Address      6 Takeda Tobadono-cho, Fushimi-ku, Kyoto Prefecture

(2)      Name of the Target

Nihon Inter Electronics Corporation

(3)      Class of share certificates, etc. for Tender Offer

(i)                     Common Shares

(ii)                  Preferred Shares

(iii)              Stock Acquisition Rights

(a)       Stock Acquisition Rights No. 2

(b)       Stock Acquisition Rights No. 3

(4)      Number of shares to be purchased

Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
54,197,524 (shares)	54,197,524 (shares)	- (shares)

Note 1:               Considering that the put options (“Preferred Shares to Common Shares Conversion Options”) to claim the delivery of the common shares of the Target (the “Target Common Shares”) are attached to the Preferred Shares, the number of shares to be purchased is calculated by converting all of the Preferred Shares scheduled to be tendered (9,121,148 shares) into the Target Common Shares (21,461,524 shares) pursuant to the terms and conditions of the Preferred Shares.  The terms and conditions of the Preferred Shares set forth that the number of the Target Common Shares to be delivered in exchange for the Preferred Shares to Common Shares Conversion Options is equivalent to the number of the Preferred Shares subject to the exercise of the Preferred Shares to Common Shares Conversion Options, multiplied by 500 yen and divided by the acquisition price thereof (any fractional Target Common Shares less than one share shall be rounded off).  According to the “Announcement of the Modification of the Acquisition Price of its Class A Preferred Shares,” issued by the Target on March 11, 2015, the acquisition price from April 1, 2015 to March 31, 2016 is 212.5 yen, and such acquisition price is used in this press release.

Note 2:               If the total number of the tendered shares is less than the minimum number of shares to be purchased (54,197,524 shares), the Offeror will not purchase all of the tendered shares.  If the total number of the tendered shares is equal to or more than the minimum number of shares to be purchased, the Offeror will purchase all of the tendered shares.  Considering that the Preferred Shares to Common Shares Conversion Options are attached to the Preferred Shares, the total number of the tendered shares is calculated by converting all of the Preferred Shares tendered into the Target Common Shares pursuant to the terms and conditions of the tendered Preferred Shares upon determining whether the minimum number of shares to be purchased is reached or not.

Note 3:              Shares constituting less than one unit are also subject to the Tender Offer.  The Target may purchase its own shares in accordance with legal procedures during the period for the Tender Offer (the “Tender Offer Period”) from any shareholder who exercises the right under the Companies Act (Act No. 86 of 2005, as amended) to require the Target to purchase its shares constituting less than a whole unit.

Note 4:             The Offeror does not intend to acquire the treasury shares owned by the Target through the Tender Offer.

Note 5:             The maximum number of shares in the Target to be acquired by the Offeror through the Tender Offer is the total number of issued Target Common Shares as of March 31, 2015 as stated in the Target’s 64th Term Annual Securities Report, filed by the Target on June 29, 2015 (65,500,686 shares), minus the treasury shares of Target Common Shares held by the Target as of the same date (927 shares) (resulting number of shares: 65,499,759 shares), plus the number of shares converted from all of the Preferred Shares into Target Common Shares pursuant to the terms and conditions of the Preferred Shares (22,370,232 shares) in consideration of the Preferred Shares to Common Shares Conversion Options of the number of the Preferred Shares as of the same date (9,507,349 shares) and the number of the Target Common Shares (942,800 shares) subject to the Stock Acquisition Rights as of July 15, 2015 (9,428 options) (the resulting number of shares as converted into Target Common Shares is 88,812,791 shares in total).

Note 6:              The Stock Acquisition Rights may be exercised by any option holder before the last day of the Tender Offer Period.  The Common Shares delivered upon such exercise shall also be subject to the Tender Offer.

(5)      Tender Offer Period

(i)                     Tender Offer Period as of the date of filing of the Tender Offer Registration Statement

From July 31, 2015 (Friday) through August 28, 2015 (Friday) (21 Business Days)

(ii)                  Possibility of extension of the Tender Offer Period at the request of the Target

If the Target filed a position statement describing the request to extend the Tender Offer Period pursuant to Article 27-10, Paragraph 3 of the Act, the Tender Offer Period shall be extended until September 10, 2015 (Thursday) (30 Business Days); however, the Target did not make such request.

(6)      Price of Tender Offer

197 yen per share of common stock

464 yen per Preferred Share

1 yen per Stock Acquisition Right No. 2

1 yen per Stock Acquisition Right No. 3

2.        Result of Tender Offer

(1)      Outcome of the Tender Offer

In the Tender Offer, the condition was that if the total number of the tendered shares is less than the minimum number of shares to be purchased (54,197,524 shares), the purchase of all of the tendered shares will not be made.  However, because the total number of the tendered shares (61,574,224 shares) was equal to or more than the minimum number of shares to be purchased (54,197,524 shares), all of the tendered shares will be purchased as described in the public notice of the commencement of the Tender Offer and Tender Offer Registration Statement.

As for the calculation of the minimum number of shares to be purchased (54,197,524 shares) and the total number of the tendered shares (61,574,224 shares), the calculation uses the numbers of shares converted into the Target Common Shares, considering that the Preferred Shares to Common Shares Conversion Options are attached to the Preferred Shares.

(2)      Date of and the name of newspaper for insertion of public notice on the result of Tender Offer

The result of the Tender Offer is planned to be announced to the news media on August 29, 2015, pursuant to Article 27-13, Paragraph 1 of the Act and by the method set out in Article 9-4 of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Ordinance with respect to Disclosure of a Tender Offer for Share Certificates, etc. by an Offeror other than the Issuing Company (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Cabinet Ordinance”).

(3)      Number of share certificates, etc. purchased

Class of share certificates, etc.	(i) Number of shares tendered	(ii) Number of shares to be purchased
Share certificates	Common Shares: 40,112,700 (shares) Preferred Shares: 21,461,524 (shares)	Common Shares: 40,112,700 (shares) Preferred Shares: 21,461,524 (shares)
Stock acquisition rights	- (shares)	- (shares)
Corporate bonds with stock acquisition rights	- (shares)	- (shares)
Beneficiary certificates of trust of share certificates, etc. ( )	- (shares)	- (shares)
Depositary receipts for share certificates, etc. ( )	- (shares)	- (shares)
Total	61,574,224 (shares)	61,574,224 (shares)
(Total dilutive share certificates, etc.)	-	21,461,524 (shares)

Note:                        Considering that the Preferred Shares to Common Shares Conversion Options are attached to the Preferred Shares tendered (9,121,148 shares), the number of the purchased Preferred Shares is the number converted into the Target Common Shares pursuant to the terms and conditions of the Preferred Shares.

(4)      Proportion of Shareholding Ratio after Tender Offer

Number of voting rights represented by shares held by the Offeror before Tender Offer	0	(Percentage of ownership of shares before Tender Offer: 0.00%)
Number of voting rights represented by the shares held by special related parties before Tender Offer	0	(Percentage of ownership of shares before Tender Offer: 0.00%)
Number of voting rights represented by shares held by the Offeror after Tender Offer	615,742	(Percentage of ownership of shares after Tender Offer: 69.33%)
Number of voting rights represented by the shares held by special related parties after Tender Offer	0	(Percentage of ownership of shares after Tender Offer: 0.00%)
Total number of voting rights of the shareholders of the Target	654,833

Note 1:              “Number of voting rights represented by the shares held by special related parties before Tender Offer” is the total number of voting rights represented by shares held by respective special related parties (except for any special related party that is excluded from the category of special related party pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Ordinance for the purpose of calculation of the ownership ratio under each Item of Article 27-2, Paragraph 1 of the Act).

Note 2:              “Total number of voting rights of the shareholders of the Target” is the total number of voting rights of shareholders of the Target as of March 31, 2015 indicated in the 65th Term First Quarterly Report filed on August 13, 2015.  However, because the shares constituting less than one unit, the Preferred Shares and the Stock Acquisition Rights are also subject to the Tender Offer, the calculation of “Percentage of ownership of shares before Tender Offer” and “Percentage of ownership of shares after Tender Offer” has used as the denominator the number of voting rights (888,127) attached to the total number of issued Target Common Shares as of August 13, 2015 as stated in the 65th Term First Quarterly Report, filed by the Target on August 13, 2015 (66,025,686 shares), minus the treasury shares of Target Common Shares held by the Target as of the same date (927 shares) (resulting number of shares: 66,024,759 shares), plus the number of shares converted from all of the Preferred Shares into Target Common Shares pursuant to the terms and conditions of the Preferred Shares (22,070,232 shares) in consideration of the Preferred Shares to Common Shares Conversion Options of the number of the Preferred Shares as of the same date (9,379,849 shares) and the number of the Target Common Shares (717,800 shares) subject to the Stock Acquisition Rights as of August 13, 2015 (7,178 options) (the resulting number of shares as converted into Target Common Shares is 88,812,791 shares in total).

Note 3:              “Percentage of ownership of shares before Tender Offer” and “Percentage of ownership of shares after Tender Offer” are rounded to second decimal place.

(5)      Calculation of the Number of Shares to be Purchased on a Pro-Rata Basis

Not Applicable

(6)      Method of Settlement

(i)                     Name and address of head office of financial instruments companies, banks, etc. in charge of settlement of purchase

Daiwa Securities Co. Ltd.   1-9-1, Marunouchi, Chiyoda-ku, Tokyo

(ii)                  Commencement date of settlement

September 4, 2015 (Friday)

(iii)              Method of settlement

A notice of purchase under the Tender Offer will be mailed to the address of the tendering shareholders (in the case of foreign shareholders, to the address of their standing agents) without delay after the expiration of the Tender Offer Period.

The purchase will be conducted in cash.  Daiwa Securities Co. Ltd., the tender offer agent, will remit the sales proceeds for the purchased shares to the place designated by the tendering shareholders (in the case of foreign shareholders, to their standing agents) (in which case the tendering shareholders may be subject to remittance fees) or pay such sales proceeds to such accounts of the tendering shareholders as accepted by the tender offer agent, in accordance with the tendering shareholders’ directions, without delay after the commencement date of settlement.

3.        Post tender-offer direction and future outlook

For post tender-offer direction, there has been no change to the details described in the “KYOCERA Corporation Announces Commencement of Tender Offer for Share Certificates, Etc. of Nihon Inter Electronics Corporation (Code Number: 6974)” announced by the Offeror on July 30, 2015.

4.        Places for Public Inspection of the Tender Offer Report

KYOCERA Corporation	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto Prefecture
Tokyo Stock Exchange, Inc.	2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo

End